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                            October 13, 2020

       Parashar Patel
       President and Chief Executive Officer
       Resgreen Group International, Inc.
       14614 East 9 Mile Road
       Eastpointe, MI 48021

                                                        Re: Resgreen Group
International, Inc.
                                                            Pre-qualification
Amendment 2 to Offering Statement on Form 1-A
                                                            Filed September 29,
2020
                                                            File No. 24-11297

       Dear Mr. Patel:

              We have reviewed your amended offering statement and have the following comment. In our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to the comment, we may have additional comments.

       Pre-qualification Amendment 2 to Offering Statement on Form 1-A filed September 29, 2020

       Cover Page of Offering Circular, page 1

   1. The cover page of the offering circular must include a bona fide estimate of the range of the maximum offering
price because you indicate in Part I of Form 1-A that you intend to price the offering
after qualification. See Item 1(j) of Part II of Form 1-A, and revise.
             Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D.
       Kruczek, Senior Counsel, at (202) 551-3641 with any questions.




                            Sincerely,
 Parashar Patel
Resgreen Group International, Inc.
October 13, 2020
Page 2
FirstName LastNameParashar Patel
                                                  Division of Corporation
Finance
Comapany NameResgreen Group International, Inc.
                                                  Office of Manufacturing
October 13, 2020 Page 2
cc:       Brian Kistler
FirstName LastName